SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                               ------------------

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                           GENERAL BEARING CORPORATION
                       (Name of Subject Company (Issuer) )

                         GBC ACQUISITION CORP. (Offeror)
                          SEYMOUR I. GUSSACK (Offeror)
                           DAVID L. GUSSACK (Offeror)
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person) )

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    369147103
                      (CUSIP Number of Class of Securities)

                                David L. Gussack
                                    President
                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                                 (845) 358-6000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

Barry M. Abelson, Esquire                        Christopher S. Miller, Esquire
Pepper Hamilton LLP                              Pepper Hamilton LLP
3000 Two Logan Square                            400 Berwyn Park
Eighteenth and Arch Streets                      899 Cassatt Road
Philadelphia, Pennsylvania 19103-2799            Berwyn, Pennsylvania 19312-1183
(215) 981-4000                                   (610) 640-7800

                            CALCULATION OF FILING FEE
Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
      $6,587,856                                                   $835

* Estimated for purposes of calculating filing fee only. Calculated as the product of $4.00, the per share tender offer price for all of the outstanding shares of common stock of General Bearing Corporation ("General Bearing") and the sum of 1,306,064, the number of outstanding shares sought in the offer and 340,900, the number of shares underlying all vested shares.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $835                 Filing Party: GBC Acquisition Corp.
Form or Registration No.: Not Applicable
                                   Date Filed: July 16, 2004 and August 9, 2004.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.
            |_|   issuer tender offer subject to Rule 13e-4.
            |X|   going-private transaction subject to Rule 13e-3.
            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

      This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended on August 9, 2004, ("Schedule TO") relating to the offer by GBC Acquisition Corp., a Delaware corporation (the "Purchaser") currently controlled by Seymour I. Gussack, Chairman of the Board of General Bearing Corporation ("General Bearing") and David L. Gussack, Chief Executive Officer and a director of General Bearing to purchase all of the outstanding shares of the common stock, par value $0.01 per share (the "Shares"), of General Bearing, that are not shares beneficially owned by Seymour Gussack, David Gussack, Robert E. Baruc and Nina M. Gussack, each directors of General Bearing, certain officers of General Bearing, and certain of their respective family members (collectively referred to herein as the "Continuing Stockholders") (See the sections titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" and "Schedule B"). The purchase price is $4.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated July 16, 2004 (the "Offer To Purchase"), and the related Letter of Transmittal (which as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Upon the closing of the Offer, the Purchaser will be owned by the Continuing Stockholders.

      Unless otherwise stated below, the information set forth in the Offer to Purchase including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. You should read this Amendment together with the Schedule TO we filed on July 16, 2004, as amended on August 9, 2004.

                               SUMMARY TERM SHEET

      The section titled "Summary Term Sheet" is hereby supplemented by:

(1) inserting the following sentence after the third sentence in the second to last bullet point on page 3, after the second to last sentence of the last full paragraph of the section titled "Introduction" on page 16, after the second sentence of the last paragraph of section 7 "The Offer--Certain Information Concerning General Bearing" on page 52, and after the third sentence in the last paragraph of the Section 8 "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" on page 56:

"As of July 14, 2004, Peter Barotz, Ronald Fetzer and Barbara Henagen, each directors of General Bearing who are not Continuing Stockholders, are the beneficial owners of 5,000 (of which all 5,000 are Shares issuable upon the exercise of vested options), 15,000 (of which 5,000 are Shares issuable upon the exercise of vested options), and 3,250 (of which 1,250 are Shares issuable upon the exercise of vested options) Shares, respectively, and William Kurtz is the beneficial owner of 17,500 Shares (of which 17,300 are Shares issuable upon the exercise of vested options)."

(2) inserting the following bullet points before the last paragraph before the section titled "Questions and Answers About the Tender Offer" on page 5:

"o The principal advantages of the Offer and the Merger to stockholders and General Bearing are:

      (o) Stockholders will have immediate liquidity for their Shares at a premium to trading prices prior to the announcement of the Purchaser's interest in taking General Bearing private;

      (o) General Bearing's stock price and trading volume are unlikely to improve in the future;

      (o) Stockholders would not have to bear the risk of any decline in the value of General Bearing;

      (o) The reduction in the amount of public information available to competitors about General Bearing's business that would result from the termination of General Bearing's obligations under the SEC's periodic reporting requirements pursuant to the Exchange Act; and

      (o) The elimination of the additional burdens on management associated with public reporting and other tasks resulting from General Bearing's public company status, including, for example, the dedication of time and resources by General Bearing's management and Board of Directors necessary to respond to stockholder and analyst inquiries and maintain investor and public relations.

      See "Special Factors--Reasons for and Purpose of the Offer and the Merger" and Section 14 "The Offer--Certain Effects of the Offer".

"o The principal disadvantages of the Offer and the Merger to stockholders and General Bearing are:

      (o) Stockholders will no longer have the opportunity to participate in the future earnings, profits and growth of General Bearing and will not have the right to vote on corporate matters relating to General Bearing;

      (o) General Bearing's common stock may cease to be quoted on The Nasdaq SmallCap Market, which could adversely affect the market for the Shares;

      (o) General Bearing may cause the Shares to be terminated from registration under the Exchange Act, which would reduce the amount of public information available concerning General Bearing, the Shares would no longer be eligible for quotation on Nasdaq or for continued inclusion on the Federal Reserve Board's list of "margin securities";

      (o)   General Bearing may lose access to future capital; and

      (o) General Bearing may not be able to use securities as an effective incentive to obtain and retain employees of General Bearing or as acquisition consideration.

      See "Special Factors--Reasons for and Purpose of the Offer and the Merger" and Section 14 "The Offer--Certain Effects of the Offer".

"o The interests of the Purchaser and the Continuing Stockholders in the Offer and the Merger are:

      (o) If the Offer and the Merger are completed, the Continuing Stockholders in the aggregate will own 100% of the Shares, will own in the aggregate a 100% interest in the net book value and net earnings of General Bearing and will benefit from any increase in the value of General Bearing as well as bear the burden of any decrease in the value of General Bearing;

      (o) The Continuing Stockholders will have the complete power to control the Company;

      (o) Seymour Gussack, David Gussack and Nina Gussack will remain directors of General Bearing following completion of the Offer and the Merger; and

      (o) If the Merger occurs, the Continuing Stockholders will receive $138,500 in the aggregate for Shares underlying vested options.

      See "Special Factors--Conflicts of Interest" and Section 14 "The Offer--Certain Effects of the Offer".

ITEM 4. TERMS OF THE TRANSACTION.

            Section (a)(1)(xii) of Item 4 is hereby amended and restated the following:

            (1) by amending and restating all references to the section "The Offer--Certain Federal Income Tax Consequences of the Offer" by the following:

            "The Offer--Material Federal Income Tax Consequences of the Offer".

            (2) by replacing the word "certain" with the word "material" in the first sentence of the first paragraph of the amended section titled "The Offer--Material Federal Income Tax Consequences of the Offer" on page 48.

ITEM 12. EXHIBITS.

            Item 12 is hereby supplemented by including the following exhibit:

(b)(3)      Financing Proposal, dated May 24, 2004 by Keybank, N.A.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            Item 5 is hereby supplemented by inserting after "certain of the Continuing Stockholders" in the second to last paragraph of the section "Special Factors--Conflicts of Interest" the following:

            ", specifically Seymour Gussack, David Gussack and Nina Gussack."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (b) Sections (a) and (b) of Item 6 is hereby amended and restated by the following:

            (1) by inserting the following sentences at the end of the second to last paragraph above the section "Special Factors--Purchaser's Plan for General Bearing" on page 32:

            The decision not to seek a report, opinion or appraisal from an outside party relating the consideration of fairness of the Offer poses certain risks to stockholders determining whether to tender their Shares. In particular, stockholders would not have the benefit of having an independent analysis of the Offer Price performed by a party that does not have conflicts of interest in the transaction, such as those described in "Special Factors--Conflicts of Interest"."

            (2) by inserting the following sentence after the first sentence of the second paragraph on page 33:

            "Whether the Purchaser determines that such a purchase would be financially prudent will be based on the Purchaser's consideration of: (i) the number and percentage of Shares actually tendered, (ii) the Purchaser's ability to obtain financing for the purchase of tendered Shares even though the Purchaser and the Continuing Stockholders ownership of less than 90% of the outstanding shares will preclude having the assets of General Bearing secure such financing, (iii) the Purchaser's perception of the costs and burdens of there being a minority stock ownership in General Bearing, and
            (iv) whether the financial resources and liquidity of the Continuing Stockholders support the ability to make such a purchase."

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(b) and (c) Sections (b) and (c) of Item 7 are hereby amended and restated to the following:

            (1) by inserting the following sentence after the third sentence of the last paragraph that begins on page 21:

            "In particular, the business conditions which led to the expectation of the need for increased debt included the need to build inventory to support expected sales to a new, large customer; the need to acquire control of Shanghai General Bearing Co. Ltd. ("SGBC"), one of General Bearing's Chinese joint ventures in order to gain control over manufacturing and quality of General Bearing's products, which would require an additional investment of $3.0 million; and General Bearing's interest in purchasing its partner's share of NN General, LLC., another joint venture, which holds General Bearing's interest in Jiangsu General Ball & Roller Co., Ltd. ("JGBR"), another Chinese joint venture, which would require an additional investment of approximately $3.9 million."

            (2) by inserting after the second paragraph under the caption "Summary of Present Going Private Effort" on page 22 the following paragraph:

            "The Purchaser chose to pursue the Offer as soon as possible after it was believed that General Bearing's debt levels were low enough to permit the additional financing for the Offer and the Merger. The Purchaser did not believe that it was feasible to commence an offer prior to such time due to higher debt levels which would have impeded the Purchaser's ability to obtain the necessary additional financing. Additionally, the Purchaser did not want to delay any longer the commencement of the Offer because (i) the several benefits of the transaction were of immediate value in light of General Bearing's current financial position and were realizable immediately upon ceasing to be a publicly-held company; (ii) the longer General Bearing remained publicly-held, additional accounting and related costs would be incurred to comply with the requirements of the Sarbanes-Oxley Act and the rules promulgated thereunder; and
            (iii) the Purchaser believed that it was in the best interests of General Bearing and its stockholders to effect the transaction as soon as possible."

            (3) the second paragraph under the caption "Summary of Present Going Private Effort" on page 22 is amended and restated by the following:

            "For a period of approximately two months prior to the Purchaser's announcement of its intention to take General Bearing private through a tender offer, the Purchaser consulted informally with a few financial advisors in order to assess the alternative means of taking the Company private. In particular, on November 25, 2003, the Purchaser met with representatives of PanAmerican Capital Partners, LLC. ("PanAm") and met with BNP Paribas ("BNP") on February 6, 2004. In addition, during this time several meetings occurred between the Purchaser and Keybank which were limited to the financing of the Offer and the continued financing of General Bearing.

            The Purchaser explored various alternatives with PanAm and BNP including having an unrelated party make the tender offer and becoming a stockholder of General Bearing; and having a third party finance the Purchaser's tender offer with "mezzanine" financing. In addition, the Purchaser considered having General Bearing making a tender offer. The Purchaser ultimately determined that the present Offer was the most viable means to take the Company private and maximize the value to be received by the stockholders for the following reasons: (i) a tender offer by General Bearing would have required additional transaction costs; (ii) General Bearing was not aware of any unrelated parties interested in making a tender offer and becoming a shareholder of the Company, and it was believed that the associated costs and burdens to General Bearing would have been greater than those in connection with the present Offer; (iii) it was believed that mezzanine financing by an entity other than Keybank would have been more costly than having Keybank finance the present offer as a result of General Bearing's inability to grant a mezzanine lender a first lien on the Company's assets.

            Based on its assessment of these discussions, the Purchaser decided that either a tender offer followed by a short-form merger or a long-form merger would be the most effective and efficient means of taking the Company private. Ultimately, the Purchaser determined that the present Offer was the most viable means to take the Company private and maximize the value to be received by the public stockholders. The Purchaser has not retained a financial advisor in connection with the Offer.

            The Purchaser formed the group of Continuing Stockholders based primarily on membership in the Gussack family, which holds a majority interest in the Company. Thomas J. Uhlig and Joseph J.C. Hoo, President and the Vice President, Advanced Technology and China Affairs of General Bearing, respectively, became Continuing Stockholders as they expressed an interest in being part of the buying group. No other officers of the Company expressed such interest. Aside from Seymour Gussack and David Gussack, no other Continuing Stockholder participated in the structuring of the Offer or the Merger."

            (4) by inserting the following sentence after the first sentence in the second to last paragraph above the caption "Events Since the Announcement of the Potential Offer" on page 23:

            "During these discussions, the Purchaser was advised that average premiums paid over market prices in other going private transactions were believed to be in the range of 20% - 30%."

            (5) by amending and restating in its entirety the last paragraph before the section "Reasons For and Purpose of the Offer and the Merger" on page 24 by the following:

            "Following the Purchaser's indication that it was raising the Offer Price, at a meeting held on July 14, 2004, the entire Board of Directors, including the directors who are not Continuing Stockholders, voted unanimously to remain neutral with respect to the Offer. The Board determined to take this course of action with respect to the Offer due to the fact that it has been structured by the Purchaser in a manner that follows the fairness steps recently outlined by the courts of the State of Delaware in cases such as In re Pure Resources, Inc. Shareholders Litigation, which steps the Delaware courts have reasoned are designed to protect the interests of minority stockholders: (i) the Offer is structured as a tender offer, which gives the stockholders the option of whether to participate, (ii) the Offer includes an unwaiveable Majority of the Minority Condition, which ensures that the transaction will not be consummated unless a majority of the minority stockholders tender their Shares and (iii) the Offer includes the Minimum Tender Condition and a promise to effect promptly the Merger if the Minimum Tender Condition is satisfied."

            (6) by amending and restating the third bullet point on page 25 by the following:

            "o Public capital market trends affecting companies of similar size to General Bearing, including the Purchaser's belief that the trends indicate that: (i) small companies with small amounts of publicly owned shares have been unable to issue additional stock as a means of raising capital; and (ii) the common stock of many smaller companies has struggled to gain greater market acceptance and analyst coverage;"

(d) Section (d) of Item 7 is hereby amended and restated by the following:

            (1) by amending and restating in its entirety the first paragraph in the section titled "The Offer--Certain Effects of the Offer" with following:

            "If you tender your Shares in the Offer, you will not have the opportunity to participate in the future earnings, profits and growth of General Bearing and will not have the right to vote on corporate matters relating to General Bearing. If the Offer and the Merger are completed, the Continuing Stockholders will own in the aggregate a 100% interest in the net book value and net earnings of General Bearing and that each such Continuing Stockholder will own an interest in the net book value and net earnings of General Bearing in proportion to such Continuing Stockholder's security ownership. Further, the Continuing Stockholders will benefit from any future increase in the value of General Bearing. Similarly, the Continuing Stockholders will bear the risk of any decrease in the value of General Bearing and you will not face the risk of a decline in the value of General Bearing."

            (2) by inserting after the paragraph captioned "Exchange Act Registration" on page 66 the following paragraph:

            "Federal Income Tax. If the Offer is completed, whether or not the Merger is completed, neither General Bearing nor the Purchaser will recognize any taxable income as a result of the Offer or Merger."

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) and (b) Sections (a) and (b) of Item 8 are hereby amended and restated by the following:

            (1) by amending and restating the first paragraph under the section "Recommendation of the Board of Directors; Fairness of the Offer and the Merger" by the following:

            "At a meeting held on July 14, 2004, in accordance with Rule 14e-2 of the Exchange Act, the entire Board of Directors, including the directors who are not Continuing Stockholders, unanimously determined to remain neutral on whether the stockholders should accept the Offer and tender their Shares pursuant to the Offer. The Board determined to take this course of action with respect to the Offer due to the fact that it has been structured by the Purchaser in a manner that follows the fairness steps recently outlined by the courts of the State of Delaware in cases such as In re Pure Resources, Inc. Shareholders Litigation, which steps the Delaware courts have reasoned are designed to protect the interests of minority stockholders: (i) the Offer is structured as a tender offer, which gives the stockholders the option of whether to participate, (ii) the Offer includes an unwaiveable Majority of the Minority Condition, which ensures that the transaction will not be consummated unless a majority of the minority stockholders tender their Shares and (iii) the Offer includes the Minimum Tender Condition and a promise to effect promptly the Merger if the Minimum Tender Condition is satisfied."

            (2) by amending and restating the second to last bullet point on page 29 in the section "The Purchaser's, Seymour Gussack's and David Gussack's Position Regarding the Fairness of the Offer and the Merger by the following:

            "o The Purchaser, Seymour Gussack and David Gussack believe the Offer Price to be fair considering General Bearing's current financial performance, profitability and uncertain growth prospects. The Purchaser, Seymour Gussack and David Gussack do not believe that the current financial performance and profitability are materially different than the results for fiscal year 2003 such that they would result in a change in the market price for the Company's stock. In addition, the risk factors and uncertainties identified herein represent factors which could materially limit the Company's growth and profitability. As a result, the Purchaser, Seymour Gussack and David Gussack believe the fair value of the stock to be approximately $3.04 (the market price of General Bearing's common stock immediately preceding the April 28, 2004 announcement of the Purchaser's interest in taking General Bearing private) and therefore believe that the $4.00 offer, which represents a 32% premium to such pre-announcement price, is substantively fair;

            o The Offer and the Merger would shift the risk of the future financial performance of General Bearing from the public stockholders, who do not have the power to control decisions made as to General Bearing's business, entirely to the Continuing Stockholders, who would have the power to control General Bearing's business and have the resources to manage and bear the risks inherent in the business over the long term;"

            (3) by inserting the following sentences after the second sentence in the second paragraph after the first bullet point on page 30:

            "Specifically, the Purchaser, Seymour Gussack and David Gussack do not believe that the calculation of net book value reflects such trends, risks and uncertainties described in such Company reports whereas the market price of General Bearing's common stock may reflect such trends, risks and uncertainties. Further, the Purchaser, Seymour Gussack and David Gussack believe that liquidation value was not relevant to this transaction because there was no plan of liquidation. Therefore, the Purchaser, Seymour Gussack and David Gussack believe that market value best reflected the fair value of General Bearing's common stock , and as a result of this belief, the Purchaser, Seymour Gussack and David Gussack do not believe that going concern value was material to its determination of the fairness of the Offer."

            (4) by amending and restating the last bullet point of the section "Special Factors--The Purchaser's, Seymour Gussack's and David Gussack's Position Regarding the Fairness of the Offer and the Merger" on page 32 by the following:

            "o The absence of an independent special committee, the absence of a fairness opinion and the fact that a majority of the directors who are not employees of General Bearing did not retain an unaffiliated representative to act solely on behalf of stockholders unaffiliated with the Continuing Stockholders."

            (5) by inserting the following after the phrase "in the context of General Bearing's financial position" in the last sentence of the third to last paragraph in the section "Special Factors--The Purchaser's, Seymour Gussack's and David Gussack's Position Regarding the Fairness of the Offer and the Merger" on page 32:

            "and the belief of the Purchaser, Seymour Gussack and David Gussack that individual stockholders are best able to determine for themselves whether to tender their Shares and obtain cash in the Offer,"

            (6) by inserting the following paragraph before the third to last paragraph paragraph in the section "Special Factors--The Purchaser's, Seymour Gussack's and David Gussack's Position Regarding the Fairness of the Offer and the Merger" on page 32:

            "The Purchaser, Seymour Gussack and David Gussack believe that the current trading prices of General Bearing's common stock should not impact the substantive fairness of the Offer because they believe that the price of General Bearing's common stock increased after the April 28, 2004 announcement of the Purchaser's interest in taking General Bearing private as a result of a small number of buyers of General Bearing's common stock attempting to take advantage of arbitrage opportunities in the time period since the April 28 announcement. In addition, the Purchaser, Seymour Gussack and David Gussack believe that because General Bearing's common stock is thinly traded, the price of the common stock can increase substantially in response to a small number of purchases, which is in fact what has occurred in recent weeks. Accordingly, the Purchaser, Seymour Gussack and David Gussack believe that the price of General Bearing's common stock has not accurately reflected the fair value of General Bearing's common stock since the announcement of the commencement of the Offer."

(c) Section (c) of Item 8 is hereby amended and restated by the following:

            (1) by deleting the words "or threatened" in subparagraphs (a) and
            (c), the words "or indirectly" in subparagraph (a), and the words "or might" in subparagraph (b) of the section titled "The Offer--Certain Conditions of the Offer" on page 61.

            (2) by inserting the word "either" before the words "General Bearing" and the words "or the Purchaser" after the words "General Bearing" in the last paragraph of the section titled The Offer--Certain Conditions of the Offer" on page 62.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Section (a) of Item 11 is hereby amended and restated by the following:

            by inserting the following table after the last bullet point of Schedule B on page B-3:

                                   Beneficial              Beneficial Ownership                                   shares
                                    Ownership                including vested                                  outstanding
                                excluding vested             options and other                  shares             incl.
                                     options          %    stock purchase rights    %        outstanding      Vested options
Faith Gussack/Robert Baruc
& Family                             336,302         8.9%          341,302         9.0%        3,767,972        3,772,972
Amy Gussack/Kermit Moyer &
Family                               383,970        10.2%          383,970        10.2%        3,767,972        3,767,972
David Gussack & Family               584,818        15.5%          719,818        18.4%        3,767,972        3,902,972
Lisa Gussack/Allan Septimus
& Family                             166,799         4.4%          166,799         4.4%        3,767,972        3,767,972
Adam Bellin                           17,182         0.5%           17,182         0.5%        3,767,972        3,767,972
Nina Gussack/Allan Stein &
Family                               616,272        16.4%          621,272        16.5%        3,767,972        3,772,972
Seymour Gussack                      308,986         8.2%          328,986         8.7%        3,767,972        3,787,972
Joseph Hoo                            63,579         1.7%           87,329         2.3%        3,767,972        3,791,722
Thomas Uhlig                           4,000         0.1%            4,000         0.1%        3,767,972        3,767,972

ITEM 13. FINANCIAL STATEMENTS.

            Item 13 is hereby supplemented by inserting after the Balance Sheet Data chart on page 54 the following:

            "The book value per share of General Bearing was $6.15 as of April 3, 2004, the date of the Company's most recent balance sheet."

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ David L. Gussack
                                              ----------------------------------
                                              David L. Gussack, President
                                              GBC Acquisition Corp.
                                              August 11, 2004


                                              /s/ David L. Gussack
                                              ----------------------------------
                                              David L. Gussack
                                              August 11, 2004


                                              /s/ Seymour I. Gussack
                                              ----------------------------------
                                              Seymour I. Gussack
                                              August 11, 2004

                                  EXHIBIT INDEX

EXHIBIT NO                                 DESCRIPTION

(a)(1)(i)         Offer To Purchase dated July 16, 2004.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(vii) Text of Press Release issued by General Bearing on April 28, 2004 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 29, 2004 by GBC Acquisition Corp.).

(a)(1)(viii)      Text of Letter to Board of Directors of General Bearing by GBC
                  Acquisition Corp. on April 28, 2004 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed April 29, 2004 by GBC
                  Acquisition Corp.).

(a)(1)(ix) Text of Email Correspondence dated May 8, 2004 from David Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed (incorporated by reference to Exhibit
                  99.1 of Schedule TO-C filed May 10, 2004 by GBC Acquisition Corp.).

(a)(1)(x) Text of Press Release issued by General Bearing Corporation on July 16, 2004.*

(a)(1)(xi) Text of Letter to Stockholders of General Bearing by GBC Acquisition Corp. on July 16, 2004.*

(a)(1)(xii) Text of Press Release issued by GBC Acquisition Corp. on August 6, 2004.*

(b)(1) Commitment Letter, dated May 24, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.*

(b)(2) Supplemental Commitment Letter, dated July 14, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.*

(b)(3)            Financing Proposal, dated May 24, 2004 by Keybank, N.A.**

(d) Indemnification Agreement, dated July 14, 2004, by and among Seymour Gussack, David Gussack, Peter Barotz, Barbara Henagan and Ronald Fetzer.*

(f) Excerpts from Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).*

----------
*     filed previously on SC-TO-T on July 16, 2004.
**    filed herewith.